     P.O. Box 7850
     Mountain View, CA 94039-7850
July 7, 2006
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          cc: Kari Jin — Staff Accountant

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005
Filed September 26, 2005
Form 10-Q for the Quarterly Period Ended April 30, 2006
Filed June 9, 2006
Form 8-K filed May 17, 2005

SEC File No. 0-21180
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated June 21, 2006 relating to the above referenced filings of Intuit Inc.
          We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
          Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 8-K filed May 17. 2006
Comment:
1.	We note your response to our previous comments no. 1 and 2. Throughout your revised Form 8-K disclosures, the Company makes the statement “We believe that these non-GAAP financial measures provide meaningful supplemental information regarding

Intuit’s operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when assessing the performance of the organization, our operating segments or our senior management.” This statement appears overly broad and yet in your discussion of the specific items excluded from your non-GAAP financial measures, the Company continually refers back to this statement as the reason for excluding such amounts. We note no substantive disclosure that addresses the disclosure requirements in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). For example, your response to comment no. 1 indicates that “segment managers are not held accountable for share-based compensation charges impacting their business unit’s operating income (loss) and accordingly, share-based compensation charges are excluded from our measures of segment performance. While share-based compensation is a significant expense affecting the company’s results of operations, management excludes share-based compensation from the budget and planning process for our business units.” The Company included similar discussions in your response with regards to the exclusion of acquisition costs and yet you did not include this information in your Form 8-K. We continue to believe that your discussion of non-GAAP performance measures does not adequately explain (a) the economic substance behind management’s decision to use such a measure; (b) the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; (c) the manner in which management compensates for these limitations when using the non-GAAP financial measure; and (d) the substantive reasons why management believe the non-GAAP financial measure provides useful information. Please provide the revised disclosures that the Company intends to include in their next Form 8-K to sufficiently meet the requirements of FAQ 8.
Response:
          We have again reviewed FAQ 8 and believe that our disclosures of non-GAAP financial measures in our quarterly earnings materials comply with the FAQ and provide transparent and useful information to investors. We believe our disclosures concerning the reasons for excluding the items not included in our non-GAAP measures are substantive. However, in response to the Staff’s specific comments and in an effort to provide supplemental information about the substantive reasons why management believes that non-GAAP measures are useful, we intend to add the following information to our disclosures described under the heading “ABOUT NON-GAAP FINANCIAL MEASURES” in future reports on Form 8-K related to our quarterly earnings.
•	In the third paragraph of that section, we intend to supplement our explanation of why we exclude specific items from our non-GAAP measures by adding: “Segment managers are not held accountable for share-based compensation charges, acquisition-related costs, or the other excluded items that may impact their business units’ operating income (loss), and accordingly, these amounts are excluded from our measures of segment performance. These amounts are also excluded from our budget and planning process.

•	We intend to supplement our explanation of why we exclude share-based compensation expenses from our non-GAAP measures by adding: “Segment managers are not held accountable for share-based compensation charges impacting their business unit’s operating income (loss) and accordingly, share-based compensation charges are excluded from our measures of segment performance. While share-based compensation is a significant expense affecting our results of operations, management excludes share-based compensation from our budget and planning process.”
•	We intend to supplement our explanation of why we exclude amortization of purchased intangible assets and acquisition related charges from our non-GAAP measures by adding: “Acquisition activities are managed on a corporate-wide basis and segment managers are not held accountable for the acquisition-related costs impacting their business unit’s operating income (loss). These amounts are excluded from our measures of segment performance and from our budget and planning process.”
          We have attached, as Exhibit A, the portion of our Form 8-K filed May 17, 2006 titled “ABOUT NON-GAAP FINANCIAL MEASURES” marked with the changes we intend to make in our future reports on Form 8-K related to our quarterly earnings.
Form 10-Q for the Quarterly Period Ended April 30, 2006
Condensed Consolidated Statements of Operations, page 3
Comment:
2.	We note your disclosures on the face of the Consolidated Statements of Operations regarding a discussion of pro-forma stock based compensation pursuant to SFAS 123. Please explain how the Company determined that such disclosure, which is normally included in the footnotes to the financial statements, is appropriate on the face of the financial statements.
Response:
          We believe the disclosure of share-based compensation information on the Consolidated Statement of Operations helps the reader compare the results of operations for the periods presented and clearly discloses the effects of FAS 123(R), which we adopted during the current fiscal year. However, in response to the Staff’s comment, we will eliminate the discussion of pro-forma stock based compensation from the face of the Consolidated Statements of Operations in future filings.
          We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891, Laura Fennell, our Vice President / General Counsel, at (650) 944-3631, or me at (650) 944-6000. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Intuit Inc.
/s/ Kiran M. Patel
Kiran M. Patel
Senior Vice President and Chief Financial Officer

EXHIBIT A
INTUIT INC.
ABOUT NON-GAAP FINANCIAL MEASURES
The accompanying press release dated xxx xx, 2006 contains non-GAAP financial measures. Tables B and E1 reconcile the non-GAAP financial measures in that press release to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP). In addition, Tables E1 and E2 reconcile the non-GAAP financial measures found in the accompanying document entitled “Intuit Facts” to the most directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures include non-GAAP operating income and related operating margin as a percentage of revenue, non-GAAP net income and non-GAAP net income per share.
Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.
We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit’s operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when assessing the performance of the organization, our operating segments or our senior management. Segment managers are not held accountable for share-based compensation charges, acquisition-related costs, or the other excluded items that may impact their business units’ operating income (loss), and accordingly, these amounts are excluded from our measures of segment performance. These amounts are also excluded from our budget and planning process. We believe that our non-GAAP financial measures also facilitate the comparison of results for current periods and guidance for future periods with results for past periods. We exclude the following items from our non-GAAP financial measures:

•	Share-based compensation expenses. Our non-GAAP financial measures exclude share-based compensation expenses, which consist of expenses for stock options and purchases of common stock under our Employee Stock Purchase Plan, which we began recording under SFAS 123(R) in the first quarter of fiscal 2006, and expenses for restricted stock and restricted stock units, which we recorded under GAAP accounting rules for all periods presented. Segment managers are not held accountable for share-based compensation charges impacting their business units’ operating income (loss) and accordingly, share-based compensation charges are excluded from our measures of segment performance. While share-based compensation is a significant expense affecting our results of operations, management excludes share-based compensation from our budget and planning process. We exclude share-based compensation expenses from our non-GAAP financial measures for these reasons and the other reasons stated above. We compute weighted average dilutive shares using the method required by SFAS 123(R) for both GAAP and non-GAAP diluted net income per share.

•	Amortization of purchased intangible assets and acquisition-related charges. In accordance with GAAP, amortization of purchased intangible assets in cost of revenue includes amortization of software and other technology assets related to acquisitions and acquisition-related charges in operating expenses includes amortization of other purchased intangible assets such as customer lists and covenants not to compete. Acquisition activities are managed on a corporate-wide basis and segment managers are not held accountable for the acquisition-related costs impacting their business units’ operating income (loss). These amounts are excluded from our measures of segment performance and from our budget and planning process. We exclude these items from our non-GAAP financial measures for these reasons, the other reasons stated above and because we believe that excluding these items facilitates comparisons to the results of other companies in our industry, which have their own unique acquisition histories.

•	Gains and losses on marketable equity securities and other investments. We exclude these amounts from our non-GAAP financial measures for the reasons stated above and because they are unrelated to our ongoing business operating results.

•	Income taxes. Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit for the reasons stated above and because management believes that they are not indicative of our ongoing business operations.

•	Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP financial measures for the reasons stated above and because they are unrelated to our ongoing business operations.
The following describes each non-GAAP financial measure, the items excluded from the most directly comparable GAAP measure in arriving at each non-GAAP financial measure, and the reasons management uses each measure and excludes the specified amounts in arriving at each non-GAAP financial measure.

(A)	Operating income and related operating margin as a percentage of revenue. We exclude share based compensation expenses, amortization of purchased intangible assets and acquisition-related charges from our GAAP operating income from continuing operations and related operating margin in arriving at our non-GAAP operating income and related operating margin primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management or when undertaking our budget and planning process. The exclusion of these expenses also facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods. In addition, we exclude amortization of purchased intangible assets and acquisition-related charges from non-GAAP operating income and operating margin because we believe that excluding these items facilitates comparisons to the results of other companies in our industry, which have their own unique acquisition histories.

(B)	Net income and net income per share (or earnings per share). We exclude share based compensation expenses, amortization of purchased intangible assets, acquisition-related charges, gains on marketable equity securities and other investments, net, certain discrete tax items and amounts related to discontinued operations from our GAAP net income and net income per share in arriving at our non-GAAP net income and net income per share. We exclude all of these items from our non-GAAP net income and net income per share primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management or when undertaking our budget and planning process. The exclusion of these items also facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods.

In addition, we exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP net income and net income per share because we believe that excluding these items facilitates comparisons to the results of other companies in our industry, which have their own unique acquisition histories. We exclude gains on marketable equity securities and other investments, net from our non-GAAP net income and net income per share because they are unrelated to our ongoing business operating results. Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because our non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations. The effective tax rates used to calculate non-GAAP net income and net income per share were as follows: 34% for the first, second and third quarters of fiscal 2005; 35% for full fiscal 2005 and the first and second quarters of fiscal 2006; 38% for the third quarter of fiscal 2006 and 37% for full fiscal 2006 guidance. Finally, we exclude amounts related to discontinued operations from our non-GAAP net income and net income per share because they are unrelated to our ongoing business operations.
We refer to these non-GAAP financial measures in assessing the performance of Intuit’s ongoing operations and for planning and forecasting in future periods. These non-GAAP financial measures also facilitate our internal comparisons to Intuit’s historical operating results. We have historically reported similar non-GAAP financial measures and believe that the inclusion of comparative numbers provides consistency in our financial reporting. We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year.
The reconciliations of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures in Table E1 include all information reasonably available to Intuit at the date of this press release. These tables include adjustments that we can reasonably predict. Events that could cause the reconciliation to change include acquisitions and divestitures of businesses, goodwill and other asset impairments and sales of marketable equity securities and other investments.